Paragon 28, Inc.

14445 Grasslands Drive

Englewood, CO 80012

November 3, 2022

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Conlon Danberg

Re:	Paragon 28, Inc. Registration Statement on Form S-3 (Registration No. 333-268082)

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-268082) (the “Registration Statement”) of Paragon 28, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on November 5, 2022, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ross McAloon at (714) 755-8051.

Thank you for your assistance in this matter.

Very truly yours,

PARAGON 28, INC.

By:	/s/ Jonathan Friedman
Jonathan Friedman
General Counsel

cc:	Stephen Deitsch, Paragon 28, Inc.

Shayne Kennedy, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP